UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 1-37393

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPX FLOW Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX FLOW, INC.

13320 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX FLOW Retirement Savings Plan
Financial Report
December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
SPX FLOW Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the SPX FLOW Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2015.
Southfield, Michigan
June 15, 2018

SPX FLOW Retirement Savings Plan
Statement of Net Assets Available for Benefits

Assets	December 31, 2017	December 31, 2016
Participant-directed investments:
Mutual funds	$194,670,222	$155,028,635
Common collective trust fund	21,306,926	22,721,876
Employer and Former Parent company securities	35,208,616	32,582,017
Money market funds	1,300,468	1,117,175
Total participant-directed investments	252,486,232	211,449,703
Participant notes receivable	6,123,774	6,506,598
Contributions receivable	736,587	552,878
Net assets available for benefits	$259,346,593	$218,509,179

The accompanying notes are an integral part of this statement.

SPX FLOW Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31,
Additions	2017	2016
Interest and dividends on investments	$11,062,190	$6,847,735
Interest on participant notes receivable	281,122	277,379
Net realized and unrealized gains on investments	33,702,786	14,737,466

Contributions:
Employer	5,978,873	6,842,243
Participants	11,180,712	12,422,965
Rollovers	993,674	1,057,166
Total contributions	18,153,259	20,322,374

Total additions	63,199,357	42,184,954

Deductions
Distributions to participants or beneficiaries	(22,260,200)	(23,008,209)
Administrative expenses and other, net	(101,743)	(39,119)
Total deductions	(22,361,943)	(23,047,328)

Net increase	40,837,414	19,137,626

Net assets available for benefits
Beginning of year	218,509,179	199,371,553
End of year	$259,346,593	$218,509,179

The accompanying notes are an integral part of this statement.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Note 1 - Plan Overview and Basis of Presentation
Description of the SPX FLOW Retirement Savings Plan
The following description of the SPX FLOW Retirement Savings Plan (the “Plan”) provides only general information. The Plan is established and maintained by SPX FLOW, Inc. (the "Company" or "Employer") in order to encourage eligible employees of the Company with an incentive to save for the future.
Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan operates as a profit sharing plan in accordance with Internal Revenue Code Sections 401(k) and 401(m) and features a stock bonus plan that includes an "employee stock ownership plan" component designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
General - The Plan is a defined contribution plan that benefits employees of the Company who have met eligibility requirements as set forth in the plan document.
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first four (4) percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of four (4) percent of compensation deferred up to a maximum of six (6) percent of compensation deferred. These Company matching contributions are invested in the SPX FLOW Stock Fund, are immediately vested, and can generally be transferred to other available investment options at any time (see also Note 4).
 Employer contributions for union employee participants are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of Plan earnings or losses.
 The allocation of Plan earnings or losses to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
 Participants elect to invest their account balances and contributions among various investment options selected by the SPX FLOW Plan Investment Committee (the “Committee”), and investment options required by the terms of the Plan such as the SPX FLOW Stock Fund (see also Note 4).
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings or losses thereon.  In general, participants are 100 percent vested in Employer contributions. Any forfeitures may be used to pay expenses of the Plan or reduce the Employer contributions in the year the forfeitures occur or in future years. There were no forfeitures outstanding as of December 31, 2017 or 2016.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual payments equal, in aggregate, to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant still employed may request a distribution of all or any portion of his or her after-tax contributions at any time, or all or any portion of his or her pre-tax contributions on or after he or she reaches age 59 1/2. A participant who experiences a financial hardship is eligible to receive a distribution from his or her Plan account. All withdrawal and distribution payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”) from the Plan's trust.
Employer Securities - Investment in the SPX FLOW Stock Fund, including amounts allocated to participants’ accounts by reason of Company matching contributions as discussed above, can generally be redirected to other available investment options (see also Note 4).

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Former Parent Company Securities - The SPX Corporation Stock Fund was a frozen investment option under the Plan as of the spin-off of the Company from SPX Corporation (the “Former Parent”) in September 2015. Effective as of the market close on September 29, 2017, the Company amended the Plan to eliminate the SPX Corporation Stock Fund as a Plan investment option. Any portion of a participant’s account still invested in the SPX Corporation Stock Fund at the close of market on September 29, 2017 was reinvested in the Fidelity Freedom K Fund with the date closest to the participant’s anticipated retirement date (assuming retirement at age 65).
Participant Notes Receivable - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights for Company shares attributable to the units of SPX FLOW Stock Fund credited to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - The Company is the sponsor of the Plan. The SPX FLOW Benefits Administrative Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as a Plan fiduciary.
 Investment management fees, trustee fees and other applicable Plan expenses are paid by the Plan or the Company in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
Investments - The Plan’s investments are stated at fair value, except for its common collective trust fund investment which is stated at net asset value per share or its equivalent which is based on the fair value of the fund's underlying assets. See Note 3 for additional information. Dividend income is accrued on the ex-dividend date.
Common Collective Trust Fund - The Plan holds the Fidelity Managed Income Portfolio II investment fund which is a stable value fund.  This fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by the Committee must be preceded by a twelve-month written notice to Fidelity. However, Fidelity may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period. No such notice has been given to Fidelity.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan has received a determination letter from the IRS dated October 2, 2017, stating that the Plan, as originally adopted, is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Although the Plan has been amended subsequently, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 3 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities to be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.
 The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no changes to the Plan’s valuation techniques used to measure investment fair values on a recurring basis for the years ended December 31, 2017 or 2016. There were no transfers between the three Levels of the fair value hierarchy during the periods. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.

SPX FLOW Retirement Savings Plan
Notes to Financial Statements

A reconciliation of assets measured at fair value is as follows:

	Investments Measured at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$194,670,222	$194,670,222	—	—
Employer securities - SPX FLOW, Inc.	35,208,616	35,208,616	—	—
Money market funds	1,300,468	1,300,468	—	—
Total	231,179,306	231,179,306	—	—

Investments measured at net asset value:
Common collective trust fund	21,306,926
Total participant-directed investments at fair value	$252,486,232

	Investments Measured at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$155,028,635	$155,028,635	—	—
Employer securities - SPX FLOW, Inc.	23,289,685	23,289,685	—	—
Former Parent company securities - SPX Corporation	9,292,332	9,292,332	—	—
Money market funds	1,117,175	1,117,175	—	—
Total	188,727,827	188,727,827	—	—

Investments measured at net asset value:
Common collective trust fund	22,721,876
Total participant-directed investments at fair value	$211,449,703

Note 4 - Subsequent Event
Effective as of the market close on March 29, 2018, the Company amended the Plan to institute a freeze of new investments (whether through contributions, transfers, exchanges or rebalancing) directed into the SPX FLOW Stock Fund investment option provided under the Plan. All Company matching contributions to the Plan related to payroll periods ending after March 29, 2018 will be contributed in cash instead of Company common stock, and are invested according to a participant’s current investment elections on file with respect to the participant’s pretax contributions to the Plan. The amendment did not eliminate the right of participants to transfer participant account balances out of the SPX FLOW Stock Fund to other available investment options under the Plan.
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i, EIN 47-3110748, Plan 005
December 31, 2017

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Capital & Income	*	$6,011,503
Fidelity	Fidelity Contrafund K6	*	14,868,891
Fidelity	Fidelity Freedom 2005 Fund K6	*	88,368
Fidelity	Fidelity Freedom 2010 Fund K6	*	726,375
Fidelity	Fidelity Freedom 2015 Fund K6	*	3,113,776
Fidelity	Fidelity Freedom 2020 Fund K6	*	18,003,627
Fidelity	Fidelity Freedom 2025 Fund K6	*	13,414,530
Fidelity	Fidelity Freedom 2030 Fund K6	*	12,863,940
Fidelity	Fidelity Freedom 2035 Fund K6	*	6,607,601
Fidelity	Fidelity Freedom 2040 Fund K6	*	7,863,164
Fidelity	Fidelity Freedom 2045 Fund K6	*	2,330,156
Fidelity	Fidelity Freedom 2050 Fund K6	*	2,624,049
Fidelity	Fidelity Freedom 2055 Fund K6	*	1,345,917
Fidelity	Fidelity Freedom 2060 Fund K6	*	215,660
Fidelity	Fidelity Freedom Income K6	*	321,675
Fidelity	Fidelity Growth Company K	*	18,892,476
Fidelity	Fidelity International Discovery K	*	6,820,951
Fidelity	Fidelity International Small Cap	*	3,403,367
Fidelity	Fidelity Puritan K	*	11,431,689
Fidelity	Fidelity Real Estate Investment	*	3,088,348
Fidelity	Goldman Sachs Small Cap Value Fund R6	*	963,496
Fidelity	Invesco Developing Markets Fund R6	*	1,433,192
Fidelity	MassMutual Select Mid Cap Growth Fund I	*	5,050,557
Fidelity	MFS Value Fund R6	*	9,102,860
Fidelity	Prudential Total Return Bond Fund Q	*	7,242,253
Fidelity	Spartan 500 Index Fund	*	15,331,122
Fidelity	Spartan Extended Market Index Inv	*	2,569,032
Fidelity	Spartan International Index Inv	*	1,536,800
Fidelity	Spartan US Bond Index Fund	*	3,233,799
Fidelity	T. Rowe Price QM U.S. Small-Cap Growth Equity Fund I	*	4,076,194
Fidelity	Virtus Ceredex Mid-Cap Value Equity Fund R6	*	10,094,854
	Employer securities:
Fidelity	SPX Flow Stock Fund	*	35,208,616
	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	21,306,926
Fidelity	Money market funds	*	1,300,468
Participants	Participant notes receivable bearing interest at rates from 4.25 to 9.00 percent	—	6,123,774
	Total net investments and participant notes receivable		$258,610,006
*            In accordance with instructions for Form 5500, Schedule H, Item 4i, cost information is not required for participant-directed investments and, therefore, is not included above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SPX FLOW RETIREMENT SAVINGS PLAN

		By:	SPX FLOW Plan Investment Committee

Date:	June 15, 2018		By:	/s/ Stephen A. Tsoris
Stephen A. Tsoris Vice President, Secretary and General Counsel of SPX FLOW, Inc.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC